



U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02047714

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

REVENUE PROPERTIES COMPANY LIMITED
The Colonnade
Suite 300
131 Bloor Street, West
Toronto, ON
Canada M5S 1R1
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

PROCESSED

AUG 1 2 2002

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 6, 2002

By: Paul Miatello
Its: Secretary

News
Release



Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512
http://www.revprop.com

Contact: William I. Kennedy,   November 26, 2001
Vice President Development & Investments

REVENUE PROPERTIES COMPANY LIMITED
TO REDEEM CONVERTIBLE DEBENTURES DUE OCTOBER 1, 2003
ON JANUARY 10, 2002

November 26, 2001 Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced today that it has given written notice to the Trustee for the holders of its convertible subordinated debentures due October 1, 2003 (TSE: RPC.DB) that RPCL will redeem all of that series of debentures for cash on January 10, 2002.

Revenue Properties Company Limited is a fully integrated real estate company engaged in the acquisition, development, and ownership of income producing properties in Canada. Additional information can be obtained on the internet at http:/www.revprop.com.

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